Exhibit 99.1

Ballard announces retirement of Duy-Loan Le from Board of Directors

VANCOUVER, BC, Feb. 9, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the retirement of Ms. Duy-Loan Le from the Board of Directors for personal reasons, effective February 28, 2023.

Jim Roche, Ballard's Chair, commented, "Duy-Loan has been a valued member of the Ballard Board of Directors since 2017. She made important contributions to the Board's work during this period given her deep insights on technology development and commercialization, and complemented by her integrity, empathy and humanity. We wish Duy-Loan well in her future endeavors."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-FEB-23